

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

David Carpenter, President
New Media Insight Group, Inc.
68-1125 N. Kaniku Dr.
Suite 1205
Kamuela, HI 96734

>   **Re: New Media Insight Group, Inc.
>   Amendment No. 1 to Registration Statement on Form S-1
>   Filed September 1, 2010
>   File No. 333-168193**

Dear Mr. Carpenter:

        We have reviewed the above-captioned filing and your response letter dated September 1, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated August 13, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

        Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note your deletion of the table from the cover page. Please further revise the cover page to make the following changes:

- Delete all parenthetical definitions from the first and second sentences relating to various references to the company and to the OTCBB.
- Delete the last sentence at the end of the second paragraph referring to exemptions and registrations relied upon for this offering.

- Delete the last sentence at the end of the third paragraph relating to your plan to have your shares listed on the OTCBB, since this is repetitive of information provided in the initial paragraph.
- Ensure that the information on the cover page is limited to one page in conformity with Item 501(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 29

2.   We note your reference to the Private Securities Litigation Reform Act of 1995 in connection with forward-looking statements. Note that the statutory safe harbor does not apply to forward-looking statements by issuers made in connection with an initial public offering. Please revise to delete all references to the Private Securities Litigation Reform Act of 1995 or explain with every reference to the Act that the company is ineligible to rely on the Act's safe harbor provisions. Please refer to paragraph (b)(2)(D) of Section 27A of the Securities Act.

3.   We note your revisions to the Plan of Operations; however, the revisions do not appear to be responsive to prior comment 8, which we reissue. It remains unclear how you concluded that you will generate revenues in the last two months of the first year (as opposed to another point in time) after developing your website, which you have indicated will take approximately three months. Please revise your disclosure to describe the specific activities you expect to undertake or objectives you expect to achieve during the intervening months that you believe will lead to your generating revenues. Your revised disclosure should include a more detailed timeline with respect to such activities as, for example, recruitment, market research, marketing and advertising. In addition, disclose, to the extent known, any material obstacles or uncertainties that may preclude you from executing your business plan or achieving anticipated results.

Description of Expenditures, page 31

4.   As previously indicated, because the offering is being conducted on a self-underwritten, best efforts basis, information relating to the number of shares to be sold or the revenue to be generated should not convey to readers that the maximum amount of proceeds will be raised or that all shares will be sold. In this regard, consistent with your disclosure in the Use of Proceeds section, please expand the table on page 32 to include scenarios that show how you will allocate funds if 50% and 25% of the proceeds are raised. Review your disclosure throughout (e.g., your disclosure regarding the number of shares outstanding after the offering) to ensure that your assumptions regarding the number of shares to be sold include the alternative scenarios that only 50% or 25% of the shares will be sold.

Security Ownership of Certain Beneficial Owners and Management, page 40

5.   We note your revised disclosure in response to prior comment 14. However, we note that you have provided beneficial ownership information as of July 31, 2010. Please revise your disclosure to provide the information required by Item 403 of Regulation S-K as of the most recent practicable date.

Financial Statements, page 42

6.   Please amend your registration statement to update the financial statements in accordance with Rule 8-08 of Regulation S-X.

Exhibit 5.1

7.   Please provide an updated legality opinion that is dated close in time with the desired date of effectiveness.

         Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Courtney Haseley, Staff Attorney, at (202) 551-3548 if you have any questions. If you require further assistance, please contact me at (202) 551-3457. Thereafter, if you require further assistance, please feel free to contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

                                             Sincerely,

                                             Maryse Mills-Apenteng
                                             Special Counsel

cc: Via Facsimile: (425) 451-8568
         James B. Parsons
         Parsons/Burnett/Bjordahl, LLP